FORM 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting Person*
     Thornton, John L.
     c/o Goldman, Sachs & Co.
     85 Broad Street
     New York, NY  10004
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2. Issuer Name and Ticker or Trading Symbol
     Ford Motor Company
     F(Common), F.PR(Series A Pref.), F.PRB (Series B Pref.)
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year
     05/31/1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship  of Reporting  Person(s) to Issuer
   (Check all  applicable)

   [X] Director                                   [ ] 10% Owner
   [ ] Officer  (give  title  below)              [ ] Other (specify below)
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7. Individual or Joint/Group  Filing (Check  Applicable  Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
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
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
                           |       |   | |                  |   |           |                   |      |                           |
   Common Stock            |       |   | |                  |   |           | 10,400            | D    |                           |
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                           |       |   | |                  |   |           |                   |      |                           |
   Common Stock            |5/1/98 |P  | | 200              |A  | $46.875   |                   | I    | 01                        |
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                           |       |   | |                  |   |           |                   |      |                           |
   Common Stock            |5/1/98 |S  | | 200              |D  | $46.8125  | -0-               | I    | 01                        |
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                           |       |   | |                  |   |           |                   |      |                           |
   Common Stock(03)        |5/11/98|X  | | 35,578           |A  | $32.769177|                   | I    | 02                        |
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                           |       |   | |                  |   |           |                   |      |                           |
   Common Stock(03)        |5/11/98|S/K| | 35,578           |D  | $46.018425| -0-               | I    | 02                        |
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                           |       |   | |                  |   |           |                   |      |                           |
   Common Stock            |       |   | |                  |   |           | 43.2              | I    | 04                        |
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                           |       |   | |                  |   |           |                   |      |                           |
                           |       |   | |                  |   |           |                   |      |                           |
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                           |       |   | |                  |   |           |                   |      |                           |
                           |       |   | |                  |   |           |                   |      |                           |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*          If the form is filed by more than one reporting person,
           see Instruction 4(b)(v).


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 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                    |
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1.Title of         |2.Con-  |3.     |4.    |5.Number of De|6.Date Exer    |7.Title and Amount  |8.Price|9.Number    |10.|11.Nature |
Derivative Security|version |Transaction   | rivative Secu|cisable and    |  of Underlying     |of Deri|of Deriva   |Dir|of        |
                   |or Exer |       |      | rities Acqui |Expiration     |  Securities        |vative |tive        |ect|Indirect  |
                   |cise    |       |      | red(A) or Dis|Date(Month/    |                    |Secu   |Securities  |(D)|Beneficial|
                   |Price of|       |      | posed of(D)  |Day/Year)      |                    |rity   |Bene-       |or |Ownership |
                   |Deriva- |       |      |              |Date   |Expir  |                    |       |ficially    |Ind|          |
                   |tive    |       |      |           |A/|Exer-  |ation  |   Title and Number |       |Owned at    |ire|          |
                   |Secu-   |       |    | |           |D |cisa-  |Date   |   of Shares        |       |End of      |ct |          |
                   |rity    |Date   |Code|V|  Amount   |  |ble    |       |                    |       |Month       |(I)|          |
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
Equity Swap (oblig | $32.769|       |    | |           |  |       |       |            |       |       |            |   |          |
ation to buy)(03)  | 177    |5/11/98| X  | | 1         |D |5/11/98|5/11/98|Common Stock|35,578 |       | -0-        | I | 02       |
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Ford Stock         |        |       |    | |           |  |       |       |            |       |       |            |   |          |
Equivalents        | 05     |       |    | |           |  | 05    | 05    |Common Stock| 2,300 |       | 2,300      | D |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
Ford Stock Units   | 06     |       |    | |           |  | 06    | 06    |Common Stock| 4,439 |       | 4,439      | D |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
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                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
                   |        |       |    | |           |  |       |       |            |       |       |            |   |          |
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

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman Sachs International ("GSI") and a member of the executive committee of Goldman, Sachs & Co. (alone and together with its affiliates, "Goldman Sachs"). The shares reported herein as indirectly purchased and sold were purchased and sold and may be deemed to have been beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

02: The Reporting Person is a managing director of GSI and a member of the executive committee of Goldman, Sachs & Co. The Goldman Sachs Group, L.P. ("GSG") is the general partner of and owns a 99% interest in Goldman, Sachs & Co. An affiliate of GSG is the investment adviser to Goldman Sachs Global Alpha Fund, L.P. ("GS Global Alpha"), and an indirect wholly owned subsidiary of GSG is the general partner of GS Global Alpha. GS Global Alpha is the party to the equity swap reported herein. GSG and the Reporting Person each disclaim beneficial ownership with respect to the equity swap except to the extent of their pecuniary interest therein. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

03: The equity swap related to a non-standardized basket of stocks. However, the following description relates solely to the effects of the Issuer Common Stock component of the basket (as if such component were a stand-alone equity swap) and disregards the effects of all other components of the basket. The 35,578 shares of Common Stock reported herein represents GSG's pecuniary interest in the shares of Common Stock included in the basket. Under the equity swap, on May 11, 1998, GS Global Alpha became entitled to receive a cash payment from the counterparty to the equity swap in an amount equal to $471,382, which is the excess of (i) $1,637,244 (the product of (x) 35,578 (the number of shares of the Common Stock in the equity swap) and (y) the product (such product being the deemed sale price) of (a) $46.06449 (the market value of the Common Stock on May 6, 1998 for purposes of the equity swap) and (b) .999)over (ii) $1,165,862 (the product of $32.769177 (the "Exercise Price") multiplied by 35,578). The Exercise Price has been changed from the previously reported Exercise Price because of an adjustment necessitated by the spin-off by the Issuer of its stake in Associates First Capital Corporation, effective April 7, 1998. The deemed exercise of the equity swap and the reported purchase of Issuer Common Stock in connection therewith are deemed exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) thereunder.

04: The Reporting Person is a managing director of GSI and a member of the executive committee of Goldman, Sachs & Co. Goldman Sachs and GSG may be deemed to own beneficially and indirectly 43.2 shares of Common Stock which are beneficially and directly owned by the Greene Street Exchange Fund, L.P. ("Greene Street"). Goldman Sachs is the investment manager of Greene Street. An affiliate of Goldman Sachs and GSG is the general partner of Greene Street. The
43.2 shares reported herein as indirectly beneficially owned by GSG and Goldman Sachs represents GSG's pecuniary interest in the shares of the Issuer owned by Greene Street. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.

05: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee Directors without payment by me. In general, 575 of these Ford Stock Equivalents will be converted and distributed to me, without payment, in shares of Common Stock on June 1 of each of the four years commencing 6/1/98.

06: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to me, without payment, in cash, on January
10th of the year following termination of Board Service, based upon the then current market value of a share of Common Stock.



**SIGNATURE OF REPORTING PERSON

By:  s/ Hans L. Reich
     ------------------
     Attorney-in-fact

DATE
June 9, 1998

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

        Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b) (4) of Regulation S-T.